EXHIBIT (a)(1)(i)
FIRST CITIZENS BANC CORP
Offer to Purchase for Cash
Up to 500,000 Common Shares
At a Purchase Price of $23.00 Per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FEBRUARY 24, 2006, UNLESS THE OFFER TO PURCHASE IS EXTENDED.
       First Citizens Banc Corp, an Ohio corporation (“First Citizens,” “we,” “our,” “us,” or the “Company”), is offering to purchase up to 500,000 of its common shares, no par value, at a price of $23.00 per share, without interest. Our offer is subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).
      Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other offer materials may be directed to Keefe, Bruyette & Woods, Inc., the Dealer Manager and Information Agent for this Offer, at the address and telephone number set forth on the back cover of this Offer to Purchase. Copies will be furnished promptly at our expense. Shareholders who hold shares in “street” name also may contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.
      The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7.
      No person has been authorized to make any recommendation on our behalf as to whether shareholders should tender shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. Any recommendation, information or representations made or given must not be relied upon as having been authorized by us.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.
The Dealer Manager and Information Agent for the Offer is:
KEEFE, BRUYETTE & WOODS
Offer to Purchase dated January 11, 2006

IMPORTANT PROCEDURES
      If you want to tender all or part of your shares, you must complete one of the following procedures before the Offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary for the Offer;

•	if you are a participant in the Dividend Reinvestment Plan, you must complete the box “Tender of Shares Held in the Dividend Reinvestment Plan” on the Letter of Transmittal and submit the Letter of Transmittal to the Depositary;

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase;

•	if you cannot complete the above steps by the Expiration Date, you may tender your shares by complying with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.

      As used in this document, the term “First Citizens,” “Company,” “we,” “our,” and “us” refer to First Citizens Banc Corp, an Ohio corporation. We refer to our common shares as the “shares.”

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SUMMARY TERM SHEET
      We are inviting you to sell your First Citizens Banc Corp common shares to us for cash. The following summary highlights certain material information related to the Offer and contained in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included section references to direct you to a more complete discussion of the topic.
Who is offering to purchase my shares?
      We (First Citizens Banc Corp) are offering to purchase up to 500,000 of our outstanding common shares, no par value, or approximately 8.6% of our outstanding common shares. See Section 1.
What will the purchase price for the shares be?
      We are offering to purchase the shares for $23.00 per share. On January 10, 2006, the closing price for our shares on the Nasdaq SmallCap Market (“Nasdaq”) was $19.50 per share. We encourage you to obtain current market quotations for our shares prior to making a decision regarding this Offer. See Sections 1 and 8.
What will be the form of payment of the purchase price?
      You will be paid the purchase price in cash, without interest, for all your shares that we purchase pursuant to the Offer. We will pay the purchase price promptly after the expiration of the Offer period. See Section 5.
How many shares will First Citizens purchase?
      We will purchase 500,000 shares in the Offer, or such lesser number of shares as are properly tendered and not withdrawn. If more than 500,000 shares are tendered, we will first purchase shares from holders of “odd lots” of less than 100 shares, who properly tender all of their shares, then we will purchase shares from all other shareholders who tender, on a pro rata basis. The Offer is not conditioned on any minimum number of shares being tendered. We expect to announce the results of the Offer, including any prorations, within five to ten business days following the Offer’s expiration date. See Section 1.
What is the purpose of the Offer?
      The Offer is intended to achieve multiple objectives, including demonstrating our confidence in our business, providing value to our continuing shareholders, providing an opportunity for our shareholders who wish to receive cash for all or a portion of their shares to do so efficiently and establishing a capital structure that is appropriate for our current mix of businesses and our future growth plans. The Offer should also reduce the number of our shareholders and therefore will decrease our administrative costs. See Section 2.
How will First Citizens pay for the shares tendered in the Offer?
      We will use our available cash on hand to purchase shares tendered in the Offer and to pay all related expenses. See Section 9.
How long do I have to tender my shares?
      You may tender your shares until the Offer expires. The Offer will expire on February 24, 2006, at 5:00 p.m., Eastern Time, unless we extend the Offer. We may choose to extend the Offer for any reason. We cannot assure you that the Offer will be extended or, if extended, for how long. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for accepting the Offer. See Section 3.
      If we decide to extend the Offer, we will issue a press release no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled expiration date.

Are there any conditions to the Offer?
      Yes. We are not required to purchase any shares, we may postpone the purchase of tendered shares, or we may cancel, terminate or amend this Offer if:

•	we believe the purchase of tendered shares will result in our common stock no longer being authorized for trading on Nasdaq, in our having less than 300 holders of record or if the purchase will otherwise be considered a “going private transaction;”

•	any governmental authority restrains or prohibits the Offer;

•	another party proposes, announces or makes a tender offer or exchange offer, merger, business combination or other similar transaction involving First Citizens; or

•	there is a material change in the business, condition, income, operations or prospects of First Citizens or its subsidiaries.
      The Offer is subject to a number of other conditions described in greater detail in Section 7.
Following the Offer, will First Citizens continue as a public company?
      Yes. The completion of the Offer in accordance with its conditions will not cause First Citizens to be delisted from Nasdaq or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 2.
How do I tender my shares?
      Prior to 5:00 p.m., Eastern Time, on February 24, 2006, you must complete certain steps described below to tender your shares:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary for the Offer;

•	if you are a participant in the Dividend Reinvestment Plan, you must complete the box “Tender of Shares Held in the Dividend Reinvestment Plan” on the Letter of Transmittal and submit the Letter of Transmittal to the Depositary;

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase;

•	if you cannot complete the above steps by the Expiration Date, you may tender your shares by complying with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.
See Section 3 for additional information.
Can I change my mind after I have tendered shares in the Offer?
      Yes. You may withdraw any shares you have tendered at any time before the expiration of the Offer, which will occur at 5:00 p.m., Eastern Time, on February 24, 2006, unless we extend it. To properly withdraw your shares, you must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. The information required and method of notification differs depending on whether you hold your shares directly or through a broker or nominee. If you hold your shares through a broker or nominee, it is likely they have an earlier deadline for withdrawal of a tender. See Section 4.

In what order will you purchase the tendered shares?
      We will purchase shares in the following order of priority:

•	First, from all shareholders of “odd lots” (persons who own less than 100 shares) who properly tender all of their shares and do not properly withdraw them before the expiration of the offer.

•	Second, subject to the conditional tender provisions described in Section 6, on a pro rata basis from all other shareholders who properly tender shares and do not properly withdraw them before the expiration of the Offer.

•	Third, only if necessary to permit us to purchase 500,000 shares, from holders who have tendered conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the expiration of the Offer. See Section 6.
      Therefore, we may not purchase all of the shares that you tender. See Section 1.
Has First Citizens or its Board of Directors adopted a position on the Offer?
      Our Board of Directors has approved the Offer. However, neither we, the Dealer Manager and Information Agent nor the Depositary make any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal. See Section 2.
Will First Citizens’ directors and executive officers tender shares in the Offer?
      Our directors and executive officers may participate in the Offer on the same basis as our other shareholders. Based on our discussions with our directors and executive officers, we believe that some of our directors and executive officers will tender shares in the Offer. Based on our discussions, we believe that they may tender approximately 62,000 shares in the Offer. See Section 11.
If I decide not to tender, how will the Offer affect my shares?
      Shareholders who choose not to tender will own a greater percentage interest in our outstanding common shares following the consummation of the Offer because our purchase of shares will reduce the number of outstanding shares and shares available for trading in the securities markets. See Section 2.
How are dividends treated on tendered shares?
      Until we close the Offer and accept tendered shares, shareholders will be entitled to any dividends declared and having a record date prior to the date when the Offer expires. However, after the purchase of your tendered shares at the close of the Offer, you will not be entitled to receive other future dividends. See Section 2.
Will I have to pay brokerage fees and commissions if I tender my shares?
      If you are a holder of record of your shares and you tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply. See Section 5.
What are the United States federal income tax consequences if I tender my shares?
      The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a dividend. See Section 13.
Will I have to pay stock transfer tax if I tender my shares?
      If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 3.

FORWARD-LOOKING STATEMENTS
      This Offer to Purchase, the documents incorporated by reference and the documents to which we refer you contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” or similar expressions are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on any such forward-looking statements, which speak only as of the date made, and various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, competitive and regulatory factors and the timing and occurrence or non-occurrence of events, including the conditions of the Offer described in Section 7, could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. We do not undertake, and specifically disclaim, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

THE OFFER
Section 1. Overview, Priority; Odd Lots; Proration.
      Overview. Upon the terms and subject to the conditions of the Offer, we will purchase 500,000 of our common shares, or such lesser number of shares as are properly tendered and not properly withdrawn before the Expiration Date, at a price of $23.00 per share, without interest. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7.
      The term “Expiration Date” with respect to our Offer means 5:00 p.m., Eastern Time on February 24, 2006, unless we, in our sole discretion, extend the period of time during which our Offer will remain open. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer.
      All shares tendered and not purchased pursuant to the Offer, including shares not purchased because of proration and conditional tender provisions, will be returned to the tendering shareholders or, in the case of shares delivered by book-entry transfer, credited to the account at the Book-Entry Transfer Facility from which the transfer had previously been made, at our expense promptly following the Expiration Date.
      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.
      Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if 500,000 or fewer shares are properly tendered and not properly withdrawn prior to the Expiration Date, we will purchase all of those shares at the purchase price. If more than 500,000 shares have been properly tendered and not properly withdrawn on or prior to the Expiration Date, we will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by all holders of “odd lots” (as defined below) who tender all shares owned beneficially or of record (partial tenders will not qualify for this preference) and complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, only if necessary to permit us to purchase 500,000 shares, shares conditionally tendered (for which the condition was not initially satisfied) will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares. See Section 6.
      Odd Lots. The term “odd lots” means all shares tendered by any person who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for the odd lot preference, an odd lots holder must tender all shares owned in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. Any odd lot holder wishing to tender all of the shareholder’s shares pursuant to the Offer must complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.
      This preference is not available to partial tenders or to beneficial or record holders of a total of 100 or more shares even if these holders have separate accounts or certificates representing fewer than 100 shares.
      Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each shareholder tendering shares (other than odd lot holders) will be based on the ratio of the number of shares properly tendered and not properly withdrawn by such shareholder to the total number of shares properly tendered and not properly withdrawn by all non-odd lot shareholders. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until five to ten business days after the Expiration Date. The preliminary results of any proration will be announced by us in a press release promptly after the Expiration Date. Shareholders may obtain preliminary proration information from the Information Agent and Dealer Manager and may be able to obtain such information from their brokers.
      As described in Section 13, the number of shares that we will purchase from a shareholder pursuant to the Offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares.
Section 2. Purpose of the Offer; Certain Effects of the Offer.
      Purpose of the Offer. We are making this Offer to enable you to decide whether you desire to continue your investment in us or whether you desire to obtain current value for your shares. We are making this Offer because our Board of Directors believes that the purchase of shares is an attractive use of a portion of our available capital and is consistent with our long-term goal of increasing shareholder value. After evaluating the advantages and disadvantages of the Offer as a way to more efficiently utilize our capital base and to attempt to maximize shareholder value, our management and Board of Directors believe that the purchase of shares pursuant to the Offer is a better alternative than continuing small open market stock repurchases.
      We believe we have adequate sources of capital to complete the share repurchase and pursue business opportunities. Our capital base exceeds all applicable regulatory standards and the amount of capital needed to support our banking business.
      The Offer is intended to achieve a number of objectives, including the following:

•	Provide value for continuing shareholders. Shareholders who wish to achieve a greater percentage ownership in the Company will be able to do so by not tendering their shares and thus will have a greater stake in our future results, opportunities and risks.

•	Provide value to shareholders who wish to sell. A significant repurchase is an efficient way to return value to shareholders who wish to receive cash for all or a portion of their shares.

•	Potential cost savings. To the extent the purchase of shares in the Offer results in a reduction in the number of shareholders of record, the costs to us for services to shareholders will be reduced.

•	Restructure our capital. The Offer is designed to restructure our balance sheet in order to increase return on equity by reducing the amount of equity and shares outstanding. Based upon the current market price of our shares, we believe the purchase of our shares is an attractive use of funds. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet our funding needs for the foreseeable future. Upon completion of the Offer, we expect that we and our subsidiaries will continue to meet or exceed all minimum regulatory capital requirements.
      This Offer is consistent with our history of returning capital as a means of increasing shareholder value. We have repurchased shares in the past. Our repurchases totaled approximately 6,000 shares in 2005 and approximately 11,600 shares in 2004.
      Certain Effects of the Offer. The Offer also presents some potential risks and disadvantages to us and to our continuing shareholders, such as:

•	The Offer will result in a decrease in the amount of the cash we hold. This reduced level of cash could impact our ability to acquire another institution, if the opportunity was presented to us. The use of cash for the tender will also reduce our ability to repurchase stock in the future or to pay any special dividends, as we have done in the past.

•	The Offer will reduce our capital levels; however, we expect that the decreased capital will continue to be considered adequate as measured by government regulations for a “well capitalized” financial institution. This reduced capital level may limit our ability for future acquisitions or to support additional stock repurchase in the future.

•	The Offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of our shareholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the Offer. Nonetheless, there will be approximately 5,301,402 shares remaining outstanding after the Offer, which we believe will be a sufficient number of outstanding shares publicly traded to ensure a continued trading market in the shares.

•	Shareholders may be able to sell non-tendered shares in the future on Nasdaq or otherwise, at a net price higher or lower than the purchase price in the Offer. We can give no assurance as to the price at which a shareholder may be able to sell such shares in the future.

•	We may, in the future, decide to purchase shares. Any such purchases may be on the same terms as, or on terms which are more or less favorable to shareholders than, the terms of the Offer. Rule 13e-4 under the Exchange Act, however, prohibits us and our affiliates from purchasing any shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date.

•	Shareholders who tender all of their shares will not be able to participate in any dividends declared by us that are payable to shareholders of record on a date after the completion of the Offer. Shareholders who retain an equity interest in us will continue to be First Citizens’ shareholders with the attendant risks and rewards associated with owning our shares.
      The shares we purchase pursuant to this Offer will be restored to the status of authorized and unissued shares or will become treasury stock and will be available for issuance by us in the future for purposes including the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of other obligations.
      Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	the issuance of shares purchased pursuant to this Offer;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our or any of our subsidiaries’ assets;

•	any material change in our present dividend rate or policy, our indebtedness or our capitalization;

•	any change in our present board of directors or management, including but not limited to any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities ceasing to be authorized to be quoted on the Nasdaq SmallCap Market;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of additional securities of us, or the disposition of our securities other than purchases pursuant to outstanding options to purchase shares and outstanding restricted stock equivalent awards granted to certain employees (including directors and officers); or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.
      Although we do not currently have any plans, other than as described in this document, that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for increasing shareholder value, we may undertake or plan actions that relate to or could result in one or more of these events.
      Our Board of Directors has approved the Offer. However, neither we, the Depositary nor the Dealer Manager and Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal. Our directors and executive officers have advised us that they may tender a total of approximately 62,000 shares in the Offer. See Section 11.
Section 3. Procedures for Tendering Shares.
      Proper Tender of Shares. For shares to be tendered properly pursuant to the Offer, either of the following must occur on or prior to the Expiration Date:

(1) A properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either:

(i) certificates for the shares to be tendered must be received by the Depositary at such address, or

(ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the Depositary including an agent’s message (described under “Book-Entry Delivery” below); or

(2) The broker, dealer, bank, trust company or other nominee who holds your shares must comply with the guaranteed delivery procedure set forth below.
      Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.
      Shareholders who participate in the Dividend Reinvestment Plan and wish to tender those shares should follow the instructions in the Letter of Transmittal. Shares credited under the Dividend Reinvestment Plan will be tendered by the Transfer Agent as administrator for the Plan, after receipt of the Letter of Transmittal.
      Book-Entry Delivery. The Depositary will establish an account with respect to the shares at The Depository Trust Company (referred to as the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal together with any required signature guarantees or an Agent’s Message (defined below) and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the book-entry confirmation, stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering shares through the Book-Entry Transfer Facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.
      Method of Delivery. The method of delivery of all documents, including share certificates, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shares will be deemed delivered only when actually received by the Depositary (including in the case of a book-entry transfer, by book-entry confirmation). In all cases, sufficient time should be allowed to ensure timely delivery.
      Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution which is a participant in the Securities Transfer Agents Medallion Program (an “Eligible Institution”). Most banks, savings and loans associations and brokerage houses participate in the program.

Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the shares tendered therewith and such holder has not completed the box captioned “Special Delivery Instructions” or captioned “Special Payment Instructions” on the Letter of Transmittal or (b) such shares are tendered for the account of an Eligible Institution. See Instructions 1, 4 and 5 of the Letter of Transmittal.
      If a share certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the share certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.
      Guaranteed Delivery. If a shareholder desires to tender shares pursuant to the Offer and cannot deliver such shares and all other required documents to the Depositary by the Expiration Date or if such shareholder cannot complete the procedure for delivery by book-entry on a timely basis, such shares may nevertheless be tendered if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by us is received by the Depositary by the Expiration Date; and

•	the certificates for such shares (or a confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.
      Federal Income Tax Withholding. Under the federal income tax backup withholding rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct or an exemption otherwise applies under applicable regulations. Unless such an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.
      Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Depositary.
      For a discussion of United States federal income tax consequences to tendering shareholders, see Section 13.
      Any tendering shareholder or other payee who fails to complete fully and sign the substitute form W-9 included in the Letter of Transmittal may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer.
      Tender Constitutes An Agreement. The tender of shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer and an agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (1) the shareholder has a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (2) the tender of shares complies with Rule 14e-4.

      It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares:

•	for that person’s own account unless, at the time of tender and at the end of the proration period, the person so tendering has a “net long position” equal to or greater than the amount of (x) shares tendered or (y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the offer.
      Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of an offer on behalf of another person.
      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and the determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of shares determined by us not to be in proper form, or the acceptance of which or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of particular shares, and our interpretation of the terms of the Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. None of us, the Dealer Manager and Information Agent, the Depositary, or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.
      Return of Unpurchased Shares. If any tendered shares are not purchased pursuant to the Offer or are properly withdrawn before the Expiration Date, or if less than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility. All unpurchased shares will be returned without expense to the shareholder.
      Lost or Destroyed Certificates. Shareholders whose certificate or certificates for part or all of their shares have been lost, stolen, misplaced or destroyed may contact our transfer agent, Illinois Stock Transfer Co., between 7:30 a.m. and 4:00 p.m. Central Time at 800-757-5755 or 312-427-2953 for instructions as to obtaining a replacement. The replacement certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. Shareholders are urged to contact Illinois Stock Transfer Co. immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.
      Certificates for shares, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, or an Agent’s Message, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us or the Dealer Manager and Information Agent.
Section 4. Withdrawal Rights.
      Tenders of shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for shares or are unable to accept for payment or pay for shares pursuant to the Offer for any reason, then the Depositary may, on our behalf, retain all shares tendered. Such shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the offer shall either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the offer. Tenders are irrevocable after the Expiration Date, except that shares tendered may be withdrawn even after the Expiration Date if they have not been accepted for purchase within 40 business days after commencement of the Offer.
      Withdrawals may not be rescinded, and shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.
      All questions as to the form and validity (including time of receipt of any notice of withdrawal) will be determined by us, in our sole discretion, and our determination will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, and such determination will be binding on all shareholders. None of us, the Dealer Manager and Information Agent, the Depositary, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.
      Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a holder of shares held in physical form must provide a written notice of withdrawal to the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date. The notice of withdrawal may be by facsimile and must contain:

•	the name of the person who tendered the shares;

•	the number of the shares to be withdrawn;

•	the certificate numbers shown on the particular certificates evidencing shares;

•	the signature of such shareholder executed in the same manner as the original signature on the Letter of Transmittal, including a signature guarantee by an Eligible Institution, unless the shares have been tendered for the account of any Eligible Institution; and

•	if the shares are held by a new beneficial owner, evidence satisfactory to First Citizens that the person withdrawing the tender has succeeded to the beneficial ownership of the shares.
      Withdrawal of Shares Tendered through Book-Entry. For a withdrawal to be effective, a holder of shares held with the book-entry transfer facility must call his or her broker and instruct the broker to withdraw the tender of shares by debiting the Depositary’s account at the Book-Entry Transfer Facility for all shares to be withdrawn, and the broker must provide a written notice of withdrawal to the Depositary on or before the Expiration Date.
      The notice of withdrawal may be by facsimile and must contain:

•	the name of the person who tendered the shares;

•	the number of the shares to be withdrawn; and

•	if the shares are held by a new beneficial owner, evidence satisfactory to First Citizens that the person withdrawing the tender has succeeded to the beneficial ownership of the shares.
Section 5. Purchase of Shares and Payment of Purchase Price.
      Upon the terms and subject to the conditions of the Offer, including the proration provisions, promptly following the Expiration Date, we will accept for payment, pay for and purchase, up to 500,000 shares properly tendered and not properly withdrawn before the Expiration Date.
      For purposes of the Offer, we will be deemed to have accepted for payment and purchased shares that are properly tendered and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, only upon oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.
      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. We do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five to ten business days after the Expiration Date. The preliminary results of any proration will be announced by us in a press release promptly after the Expiration Date.
      Certificates for all shares tendered and not purchased, including and shares not purchased due to proration, will be returned to the tendering shareholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who delivered the shares, at our expense promptly after the Expiration Date or termination of the Offer. In addition, if certain events occur, we may not be obligated to purchase shares under the Offer. See Section 7.
      We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.
      Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the substitute form W-9 included with the Letter of Transmittal may be subject to federal income tax backup withholding on the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 3.
Section 6. Conditional Tender of Shares.
      Subject to the exception for holders of odd lots, in the event of an over-subscription of the Offer, shares properly tendered will be subject to proration. See Section 1. As discussed in Section 13, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal and indicate the minimum number of shares that must be purchased if any are to be purchased. We urge each shareholder to consult with his or her own financial or tax advisors.
      After the Expiration Date, if more than 500,000 shares are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder tendered pursuant to a Letter of Transmittal below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender and that are withdrawn as a result of proration will be returned at our expense to the tendering shareholder.
      After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares to be purchased to fall below 500,000 then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.
Section 7. Conditions of the Offer.
      Notwithstanding any other provision of the Offer, we will not be required to accept for payment or pay for any shares tendered, we may terminate or amend the Offer or we may postpone the acceptance of and payment for shares tendered (subject to the requirements of the Exchange Act for prompt payment for or return of shares) if, at any time on or after the date of this Offer to Purchase and before the Expiration Date, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment and regardless of the circumstances giving rise to such event, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment:

•	Legal prohibition. We will not be obligated to close the Offer if any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person directly or indirectly:

•	challenges the making of the Offer or the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer or

•	in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole, or materially impair our ability to purchase up to 500,000 shares in the Offer.

•	Material adverse change. We will not be obligated to close the Offer if there is:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism; or

•	any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, and any significant decrease in the market price for our shares.

•	Business change. We will not be obligated to close the Offer if there is any change that shall have occurred or been threatened in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of us or our subsidiaries, taken as a whole, that, in our judgment, is or may reasonably likely be material and adverse to us or our subsidiaries.

•	Competing offer. We will not be obligated to close the Offer if a tender or exchange offer with respect to some or all of the shares (other than our Offer), or merger, acquisition proposal or other business combination for First Citizens has been proposed, announced or made by another person or we have learned that:

•	any person or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5.0% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise;

•	any such person or group that on or prior to the date of this document had filed a Schedule 13D or 13G with the Securities and Exchange Commission and thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2.0% or more of the outstanding shares; or

•	any person or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, reflecting an intent to acquire First Citizens or any of its shares.

•	Delisting or deregistration. We will not be obligated to close the Offer if we determine that there is a reasonable likelihood that either: the shares would be held of record by less than 300 persons; or the completion of the Offer and the purchase of the shares may otherwise cause the shares to be delisted from the Nasdaq or to be eligible for deregistration under the Exchange Act.
      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time in our sole discretion before the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

Section 8. Price Range of Shares; Dividends.
      The shares are listed and traded on the Nasdaq SmallCap Market (“Nasdaq”) under the trading symbol “FCZA”. The following table sets forth, for each of the periods indicated, the high and low sales prices of the shares as reported on Nasdaq, and dividends paid per share.

	High	Low	Dividends

Fiscal 2003:
First Quarter	$32.50	$23.73	$.26
Second Quarter	35.57	25.06	.26
Third Quarter	30.31	24.39	.26
Fourth Quarter	31.08	26.37	.52
Fiscal 2004:
First Quarter	$31.08	$26.82	$.27
Second Quarter	27.77	20.67	.27
Third Quarter	21.68	21.18	.27
Fourth Quarter	24.70	21.51	.27
Fiscal 2005:
First Quarter	$24.40	$22.79	$.28
Second Quarter	23.98	18.10	.28
Third Quarter	23.14	19.54	.28
Fourth Quarter	22.00	18.87	.28
      On January 10, 2006, the last trading day before the date of announcement of the Offer, the last reported sale price of the shares on Nasdaq was $19.50 per share. We urge shareholders to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.
      Until we close the Offer and accept tendered shares, shareholders will be entitled to any dividends declared and having a record date prior to the date when the Offer expires.
Section 9. Source and Amount of Funds.
      Assuming that 500,000 shares are purchased in the Offer, the aggregate purchase price will be approximately $11,500,000.00. We expect that expenses for the Offer will be approximately $132,000.00. We intend to pay the offering expenses from cash on hand. We anticipate that we will pay for the shares tendered in the Offer from cash on hand.
Section 10. Certain Information Concerning Us.
      General. We are a financial holding company organized and existing under the laws of the State of Ohio and registered with the Board of Governors of the Federal Reserve System pursuant to the Bank Holding Company Act of 1956, as amended. We are headquartered in Sandusky, Ohio. We engage in the business of commercial banking and other banking and banking-related activities through our wholly owned subsidiary institutions, including The Citizens Banking Company. The range of banking services provided by First Citizens’ subsidiaries to their customers includes collecting customer deposits, making loans, purchasing securities and offering trust services. Commercial banking accounts for substantially all of our revenue, operating income and assets.
      In the ordinary course of our business, we may reorganize or dissolve certain of our non-material, wholly-owned subsidiaries. Any such reorganization would not have a material effect on our consolidated financial condition or results of operation. We may also review annually the salaries of our employees, including our executive officers, and make adjustments to salaries and benefits.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma financial information of the Company for the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005 shows the effects of the purchase of 500,000 shares at $23.00 per share pursuant to the Offer to Purchase. The pro forma financial information should be used in conjunction with the December 31, 2004 financial statements and related notes contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and the September 30, 2005 unaudited financial statements contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The pro forma financial information does not purport to be indicative of the results that would actually have been attained had the purchase of the shares been completed at the dates indicated or that may be attained in the future.

			Pro Forma

	Historical		September 30, 2005

	September 30, 2005	Adjustments	$23.00 per Share

Condensed Balance Sheet Data:
ASSETS
Cash and due from banks	$18,764	$(132)	$18,632
Securities and other interest earning assets	168,487	(11,500)	156,987
Net loans	521,025		521,025
Other assets	54,835		54,835

Total assets	$763,111		$751,479

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits	$587,302		$587,302
Borrowings	83,686		83,686
Other liabilities	6,620	(45)	6,575

Total liabilities	677,608		677,563
Shareholders’ equity
Common stock	68,430		68,430
Retained earnings	25,932	(87)	25,845
Accumulated other comprehensive income (loss)	(1,236)		(1,236)
Treasury Stock, at cost	(7,623)	(11,500)	(19,123)

Total shareholders’ equity	85,503		73,916

Total liabilities and shareholders’ equity	$763,111		$751,479

Shares outstanding	5,801,402		5,301,402

	Historical			Pro Forma

	Nine Months Ended			Nine Months Ended
	September 30			September 30, 2005

	2005	2004	Adjustments	$23.00 per Share

Condensed Income Statement Data:
Total interest income	$31,462	$23,609	$(266)	$31,196
Total interest expense	8,458	5,607		8,458

Net interest income	23,004	18,002	(266)	22,738
Provision for loan losses	891	1,430		891

Net interest income after provision for loan losses	22,113	16,572		21,847
Total noninterest income	6,084	5,290		6,084
Total noninterest expenses	21,495	16,364	132	21,627

Income before income taxes	6,702	5,498	(398)	6,304
Income tax expense	2,049	1,592	(135)	1,914

Net earnings	$4,653	$3,906	(263)	$4,390
Selected Financial Ratios:
Earnings per share:
Basic	$0.80	$0.78		$0.83
Diluted	$0.80	$0.78		$0.83
Average basic shares outstanding	5,805,358	5,030,946		5,305,358
Average diluted shares outstanding	5,807,520	5,036,209		5,307,520
Return on average equity — annualized	7.15%	7.66%		7.77%
Book value per share	$14.96	$13.53		$14.21

	Historical			Pro Forma

	Twelve Months Ended			Twelve Months Ended
	December 31			December 31, 2004

	2004	2003	Adjustments	$23.00 per Share

Condensed Income Statement Data:
Total interest income	$33,836	$33,267	$(236)	$33,600
Total interest expense	8,163	8,417		8,163

Net interest income	25,673	24,850	(236)	25,437
Provision for loan losses	1,805	1,944		1,805

Net interest income after provision for loan losses	23,868	22,906		23,632
Total noninterest income	6,201	7,724		6,201
Total noninterest expenses	23,332	22,925	132	23,464

Income before income taxes	6,737	7,705	(368)	6,369
Income tax expense	1,924	2,138	(125)	1,799

Net earnings	$4,813	$5,567	(243)	$4,570

Selected Financial Ratios:
Earnings per share:
Basic	$0.92	$1.11		$0.97
Diluted	$0.92	$1.10		$0.97
Average basic shares outstanding	5,211,904	5,033,203		4,711,904
Average diluted shares outstanding	5,216,557	5,041,877		4,716,557
Return on average equity — annualized	6.74%	7.81%		7.61%
Book value per share	$15.19	$13.73		$14.21

Notes to Unaudited Pro Forma Financial Information

(1)	The pro forma financial information reflects the repurchase of 500,000 shares at $23.00 per share.

(2)	The balance sheet data shows the effect of the repurchase of shares as of the balance sheet date. The income statement data shows the effect of the repurchase of shares as of the beginning of each period presented.

(3)	Cash was used to repurchase the shares, reducing federal funds sold by $11,500,000 and interest on federal funds sold at an average rate of 3.08% in 2005 and an average rate of 2.05% in 2004.

(4)	The estimated costs associated with the repurchase are $132,000.

(5)	Incremental tax rate is 34%.
      Pro Forma Capital Ratios. Set forth below are our historical regulatory capital ratios as of September 30, 2005 and our pro forma capital ratios as of the dates presented, assuming the purchase of 500,000 shares at the prices indicated. In order to be “well capitalized” under regulatory capital regulations, First Citizens must have total risk based, leverage and tier-one capital ratios of 10.0%, 5.0% and 6.0%, respectively.

	As
	Reported	Pro Forma	Pro Forma
	09/30/05	09/30/05	12/31/2004

Total risk-based capital	15.8%	12.8%	12.0%
Leverage	9.8%	7.8%	7.7%
Tier I	13.3%	10.4%	10.3%
      Additional Information About Us. We are subject to the information requirements of the Exchange Act, and in accordance with such laws we file periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such proxy statements certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to the tender offer. Such material and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained by mail, upon payment of the Commission’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission.
      Incorporation by Reference: The rules of the Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. These documents contain important information about us.

SEC Filings	Period or Date Filed

Annual report on Form 10-K	Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2005 Quarter ended June 30, 2005 Quarter ended September 30, 2005
Current Reports on Form 8-K	November 21, 2005
Proxy Statement	March 23, 2005
      We incorporate by reference into this Offer to Purchase the documents listed above.
      You can obtain the documents described under “Additional Information About Us” and any of the documents incorporated by reference in this document from us or from the Commission’s web site at the Commission’s website described above. You can obtain the documents described under “Additional Information About Us” and documents incorporated by reference in this Offer to Purchase from us, without charge, by requesting them in writing or by telephone from Keefe, Bruyette & Woods, Inc., 211 Bradenton Drive, Columbus, Ohio 43017, telephone toll free (877) 298-6520. Please be sure to include your complete name and address in the request. If you request any incorporated documents, we will mail them by first class mail, or another equally prompt means, promptly after we receive the request.

Section 11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.
      As of December 20, 2005, we had 5,801,402 of our common shares issued and outstanding. The 500,000 of our common shares we are offering to purchase pursuant to the Offer represent approximately 8.6% of the shares outstanding as of that date. As of December 20, 2005, our directors and executive officers as a group (17 persons) beneficially owned an aggregate of 765,333 of our common shares, representing approximately 13.1% of our outstanding shares, assuming the exercise by these persons of their currently exercisable options. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. Based on our discussions with our executive officers and directors, we believe that some of our directors and executive officers are considering tendering shares in the Offer. We believe that they may, in the aggregate, tender approximately 62,000 shares in the Offer.

      The following table shows, as of December 20, 2005, the aggregate number and percentage of our securities that were beneficially owned by our directors and executive officers. Assuming that we purchase 500,000 shares and that the directors or executive officers tender approximately 62,000 shares pursuant to the Offer, then after the Offer, the directors and executive officers as a group will beneficially own approximately 13.2% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options. The business address of each of our directors and executive officers is 100 East Water Street, Sandusky, Ohio 44870.

		Number of Shares of
		Common Shares		Percent
Name	Title	Beneficially Owned		of Class

Robert L. Bordner	Director	19,312	(1)	*
Ronald E. Dentinger	Director	4,978	(2)	*
Blythe A. Friedley	Director	113,513	(3)	1.9
W. Patrick Murray	Director	142,000	(4)	2.4
George L. Mylander	Director	393,183		6.7
Allen R. Nickles	Director	2,500		*
Robert L. Ransom	Director	80		*
Leslie D. Stoneham	Director	1,390		*
Daniel J. White	Director	1,087		*
J. George Williams	Director	36,318		*
David A. Voight	Director, President, First Citizens Banc Corp, Chairman, The Citizens Banking Company	16,996	(5)	*
James O. Miller	Executive Vice President, First Citizens Banc Corp	11,280	(6)	*
Bruce A. Bravard	Senior Vice President, First Citizens Banc Corp	5,173	(7)	*
LeRoy C. Link	Senior Vice President, First Citizens Banc Corp	4,010	(8)	*
James E. McGookey	Senior Vice President, First Citizens Banc Corp	685	(9)	*
Todd A. Michel	Senior Vice President/Controller, First Citizens Banc Corp	6,418	(10)	*
Charles C. Riesterer	Senior Vice President, First Citizens Banc Corp	6,410	(11)	*

*	Less than 1% of outstanding shares.
       For purposes of calculating the percent of class, the number of shares outstanding on December 20, 2005 (5,801,402) plus the number of currently exercisable options (39,000) was used.

(1)	Includes 4,727 shares owned indirectly through his spouse, Carolyn W. Bordner.

(2)	Includes 22,787 shares held by the Arlene Friedley CRUT Trust and 4,766 shares held by the Arlene Friedley Trust.

(3)	Includes 31,300 shares owned directly by W. Patrick Murray self-directed IRA.

(4)	Includes 600 shares owned indirectly through his spouse, Diane L. Nickles.

(5)	Includes 9,500 currently exercisable options.

(6)	Includes 2,100 shares owned indirectly through his spouse, Martha Miller, 480 shares owned by his children and 400 shares owned directly by self-directed IRA. Also includes 8,300 currently exercisable options.

(7)	Includes 4,500 currently exercisable options.

(8)	Includes 3,900 currently exercisable options.

(9)	All shares owned directly by self-directed IRA.

(10)	Includes 6,400 currently exercisable options.

(11)	Includes 6,400 currently exercisable options.

      Based on filings made with SEC and our internal records, other than as described in the table above, we are not aware of any beneficial owners of more than 5% of our outstanding common shares.
      Recent Securities Transactions. Neither First Citizens, any subsidiary of First Citizens nor, to the best of our knowledge, any of First Citizens’ directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving our shares during the 60 days prior to the date hereof.
      Stock Option and Stock Appreciation Rights Plan. The First Citizens Banc Corp Stock Option and Stock Appreciation Rights Plan (the “Plan”) provides for discretionary grants of incentive stock options (under Internal Revenue Code Section 422), nonqualified stock options, and stock appreciation rights to certain executive employees. The Plan is administered by the Compensation, Benefits and Liability Committee of our Board of Directors, and provides that the exercise price of options granted under it shall not be less than the fair market value of our outstanding shares on the date the options are granted. Information about the number of presently-exercisable options held by our directors and executive officers under our Plan is included in the beneficial ownership table at the beginning of this Section 11.
      Additional information regarding the above plan and option grants thereunder, as well as information regarding employment agreements with our executive officers, the defined benefit pension plan and the defined contribution plan, is included in our documents filed with the SEC that are incorporated in this Offer to Purchase by reference. See “Incorporation by Reference” in Section 10.
      Agreements, Arrangements or Understandings. Except as otherwise described in this Offer to Purchase or documents incorporated by reference, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
Section 12. Legal Matters; Regulatory Approvals.
      Legal Matters. We are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of the shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, that would be required for our acquisition or ownership of the shares as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer pending the outcome of any such matter.
      There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the Offer to accept shares for payment and pay for shares is subject to conditions. See Section 7.
      Bank Regulatory Matters. As a registered bank holding company, First Citizens is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Because we are (and upon completion of the Offer we expect that we will remain) “well-capitalized,” as that term is defined by the Federal Reserve Board, and not subject to any unresolved supervisory issues, we are not required to file a notification with the Federal Reserve Board, or obtain its approval, in order to complete the proposed Offer.
      The Bank Holding Company Act of 1956 and the Change in Bank Control Act each govern acquisition of control of bank holding companies. As a general matter, a person may not acquire control of a bank holding company such as First Citizens without the prior approval of the Federal Reserve Board. If, as a result of the Offer, any shareholder becomes the beneficial owner of more than 10% of our common shares, such shareholder may be required to reduce its ownership interest in First Citizens or obtain regulatory approval to continue to own more than 10%. Each shareholder whose ownership interest may be so increased is urged to consult the shareholder’s own legal counsel with respect to the consequences to the shareholder of the tender offer.

      Our primary source of funds is the receipt of dividends paid to us by our banking subsidiary, The Citizens Banking Company. Both we and the banking subsidiary are subject to laws and regulations that limit the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Various statutory and regulatory provisions limit the amount of dividends our bank can pay without regulatory approval. In addition, the Federal Deposit Insurance Act prohibits insured depositary institutions such as our banking subsidiary from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. We do not expect that any of these laws, regulations or policies will materially affect our ability to fund this Offer.

Section 13.	United States Federal Income Tax Consequences.
      The following describes the material United States federal income tax consequences relevant to the Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.
      This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold shares as a position in a straddle). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of options or the vesting of restricted shares). This discussion does not address the state, local or foreign tax consequences of participating in the Offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the Offer.
      As used herein, a “Holder” means a beneficial holder of shares that is a citizen or resident of the United States, a corporation or a partnership created or organized under the laws of the United States or any State thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.
      Holders of shares who are not United States holders (“foreign shareholders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the Offer.
      Non-Participation in the Offer. Holders of shares who do not participate in the Offer will not incur any tax liability as a result of the consummation of the Offer.
      Exchange of Shares Pursuant to the Offer. An exchange of shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. A Holder who participates in the Offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us.
      Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of shares for cash if the exchange (i) results in a “complete termination” of all such Holder’s equity interest in us, (ii) results in a “substantially disproportionate” redemption with respect to such Holder or (iii) is “not essentially equivalent to a dividend” with respect to the Holder. In applying the Section 302 tests, a Holder must take account of stock that such Holder constructively owns under attribution rules, pursuant to which the Holder will be treated as owning our stock owned by certain family members (except that in the case of a “termination of interest” a Holder may, under certain circumstances, waive attribution from family members) and related entities and our stock that the Holder has the right to acquire by exercise of an option. If all of a Holder’s shares are acquired, the transaction may qualify as a termination of interest. The only shares we have outstanding are voting common shares. Thus, in our case, an exchange of shares for cash will be a substantially disproportionate redemption with respect to a Holder if the percentage of the then outstanding shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the shares owned by such Holder immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the Holder’s equity interest in us. An exchange of shares for cash that results in a reduction of the proportionate equity interest in us of a Holder whose relative equity interest in us is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend”. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.
      If a Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder’s tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Corporate Holders should consult their tax advisors regarding the tax treatment of any loss on the sale of shares with respect to which they have received an “extraordinary dividend”.
      If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such Holder pursuant to the exchange will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends. Such a dividend will be taxed at a maximum rate of 15% in its entirety, without reduction for the tax basis of the shares exchanged. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. Corporate Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.
      We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder’s shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.
      See Section 3 with respect to the application of federal income tax withholding and backup withholding.

Section 14.	Extension of the Offer; Termination; Amendment.
      We expressly reserve the right, in our sole discretion, at any time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares, by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, and to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.
      Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change.
      If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(l) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the Offer and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, the Offer will be extended until the expiration of such period of ten business days.

Section 15.	Fees and Expenses.
      We have retained Keefe, Bruyette & Woods, Inc. to act as the Dealer Manager and Information Agent in connection with the Offer and to provide financial advisory services in connection with the Offer. Keefe, Bruyette & Woods, Inc. may contact holders of shares by mail, telephone and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Offer to beneficial owners. Keefe, Bruyette & Woods, Inc., will receive reasonable and customary compensation for its services. We have also agreed to reimburse Keefe, Bruyette & Woods, Inc. for reasonable out-of-pocket expenses incurred by it in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify Keefe, Bruyette & Woods, Inc. against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.
      Keefe, Bruyette & Woods, Inc., may continue to render services to us, for which it has received and may continue to receive customary compensation from us. In the ordinary course of their trading and brokerage activities, Keefe, Bruyette & Woods, Inc., and its affiliates may hold positions, for their own accounts or for those of their customers, in our securities.
      We have retained Illinois Stock Transfer Company to act as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.
      We will not pay any fees or commissions to brokers or dealers (other than fees to Keefe, Bruyette & Woods, Inc. as described above) for soliciting tenders of shares pursuant to the Offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of us, Keefe, Bruyette & Woods, Inc. or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 6 in the Letter of Transmittal.
      We expect that the cost of the Offer, including the services described above and legal, accounting and printing, to be approximately $132,000.00.

Section 16.	Miscellaneous.
      We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on our behalf by Keefe, Bruyette & Woods, Inc. or one or more registered brokers or dealers licensed under the laws of that jurisdiction.
      Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

      YOU SHOULD ONLY RELY ON THE INFORMATION IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF US AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR DOCUMENTS INCORPORATED BY REFERENCE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR KEEFE, BRUYETTE & WOODS, INC.
January 11, 2006.

FIRST CITIZENS BANC CORP
January 11, 2006
      The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each shareholder or such shareholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at its address set forth below.
The Depositary for the Offer is:
Illinois Stock Transfer Company
By Hand or Courier Delivery,
Overnight Delivery or Express
or First Class Mail:
Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, Illinois 60606
Telephone: (800) 757-5755 or (312) 427-2953
(7:30 a.m. to 4:00 p.m. Central Time)
Facsimile Transmission (for eligible institutions only):
(312) 427-2879
DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.
       Questions or requests for assistance, including requests for additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery, may be directed to the Dealer Manager and Information Agent at its telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, shareholders are directed to contact the Depositary.
The Dealer Manager and Information Agent for the Tender Offer is:
KEEFE, BRUYETTE & WOODS
211 Bradenton Drive
Columbus, Ohio 43017
Toll-Free: (877) 298-6520